UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-99

(Check One): Form 10-K     Form 20-F     Form 11-K     Form 10-Q     Form N-SAR     Form N-CSR

For Period Ended: December 31, 2003

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Petróleos Mexicanos

Full Name of Registrant

Former Name if Applicable

Avenida Marina Nacional No. 329, Colonia Huasteca

Address of Principal Executive Office (Street and number)

México D.F., 11311 México

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Beginning with its fiscal year ended December 31, 2003, Petróleos Mexicanos (“Pemex”) has adopted Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” under Mexican generally accepted accounting principles (“Mexican GAAP”). This adoption required substantial additional work to restate Pemex’s consolidated financial statements for the years ended December 31, 2001 and 2002 (which were previously reported with partial recognition of the effects of inflation pursuant to Governmental Financial Reporting Standard (NIF) 06 BIS “A” Section A) in order to present Pemex’s results for each of these years on the same basis as the results for the year ended December 31, 2003 with respect to the recognition of the effects of inflation. In doing so, amounts previously reported under U.S. generally accepted accounting principles (“U.S. GAAP”) on a nominal peso basis are being recalculated as if Bulletin B-10 had been adopted in prior years in accordance with Mexican GAAP. As a result, although Pemex’s management has been working diligently to complete all of the required information for its annual report on Form 20-F for the fiscal year ended December 31, 2003 and a substantial portion has been completed as of this date, Pemex has not been able to complete its 2003 Form 20-F within the prescribed time period without unreasonable effort or expense. Pemex plans to file its Form 20-F as soon as possible, and in any event within fifteen days of June 30, 2004.

Pemex’s consolidated financial statements prepared in accordance with Mexican GAAP for the year ended December 31, 2003 have been furnished to the Commission on Form 6-K on June 8, 2004, and an earnings release summarizing Pemex’s results of operations under Mexican GAAP for the year ended December 31, 2003 has been furnished to the Commission on Form 6-K on May 25, 2004.

PART IV—OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Ricardo Fernández Delgado	(011-5255)	1944-9211

(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).                                       Yes No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                   Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pemex expects to report in its 2003 Form 20-F equity in Mexican pesos (“Ps.”) under Mexican GAAP of Ps. 45.9 billion in 2003, as compared to equity under Mexican GAAP of Ps. 103.9 billion in 2002. In addition, Pemex expects to report a net loss of Ps. 40.6 billion in 2003, as compared to a net loss of Ps. 24.6 billion in 2002, in each case calculated in accordance with Mexican GAAP.

An overview of these changes, as well as other changes from 2002 under Mexican GAAP, are set forth in Pemex’s earnings release for the year ended December 31, 2003, which was furnished to the Commission on Form 6-K on May 25, 2004, and can also be found on Pemex’s website at www.pemex.com.

No explanation or reasonable estimate of changes in results of operations from 2002 under U.S. GAAP can be made as of this date, as the reconciliation of Pemex’s financial statements to U.S. GAAP for 2003 is not yet complete. However, given the adoption of Bulletin B-10 and corresponding recalculation of certain U.S. GAAP amounts as described above, such changes could be significant.

Petróleos Mexicanos

 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2004	By: /s/ Juan José Suárez Coppel Name: Juan José Suárez Coppel Title: Chief Financial Officer